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New York, NY 10016-1387

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Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Saba Capital Income & Opportunities Fund (File No: 811-05410) (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing today, pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, by electronic submission via EDGAR, a shelf registration statement on Form N-2 (the “Registration Statement”).

A filing fee of $153.10 has been paid in connection with the filing of the Registration Statement.

Please direct any questions or comments regarding this filing to me at (212) 905-9106. Thank you for your attention in this matter.

Sincerely,

/s/ George Silfen
George Silfen

Alston & Bird LLP	www.alston.com

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